                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                            ADVANCED LUMITECH, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, par value $.001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   00758W103
        _______________________________________________________________
                                (CUSIP Number)

                                Patrick Planche
                            Advanced Lumitech, Inc.
                         Avenue Cardinal Mermillod 36
                           1227 Carouge, Switzerland
                                41-22-301-0360
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 13, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                             (Page 1 of 13 Pages)



---------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 2 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Patrick Planche

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               8,000,000 - See Item 5(b)
                                    ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        None - See Item 5 (b)
   PERSON                      ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        8,000,000

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        None

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,000,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 3 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Francois Planche

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               8,000,000 - See Item 5(b)
                                    ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        None - See Item 5 (b)
   PERSON                      ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        8,000,000

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        None

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,000,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 4 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Holding Canales B.V.

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               None - See Item 5 (b)
                               ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        4,000,000 - See Item 5 (b)
   PERSON                           ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        None

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        4,000,000

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,000,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 5 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Jose A. Canales la Rosa

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Peru and The Netherlands
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               None - See Item 5 (b)
                               ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        4,000,000 - See Item 5 (b)
   PERSON                           ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        None

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        4,000,000

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,040,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.2%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 6 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mexor B.V.

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               None - See Item 5(b)
                               ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        4,000,000 - See Item 5 (b)
   PERSON                           ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        None

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        4,000,000

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,960,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 7 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Orfedor S.A.

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        France
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               None - See Item 5(b)
                               ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        4,000,000 - See Item 5 (b)
   PERSON                           ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        None

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        4,000,000

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,960,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------                          ------------------------------
CUSIP No. 00758W103                                    Page 8 of 13 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Dikran Megnerditch Gabrache

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        SC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------

  NUMBER OF        7    SOLE VOTING POWER

   SHARES               None - See Item 5(b)
                               ---
BENEFICIALLY
              ------------------------------------------------------------------
OWNED BY EACH
                   8    SHARED VOTING POWER
  REPORTING
                        4,000,000 - See Item 5 (b)
   PERSON                           ---

    WITH      ------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        None

              ------------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        4,000,000

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,764,000 shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        -------------------

        The security to which this statement relates to is the common stock, par value $.001 per share (the "Common Stock" or the "Securities"), of Advanced Lumitech, Inc., a Nevada corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at Avenue Cardinal Mermillod 36, 1227 Carouge, Switzerland.

Item 2. Identity and Background.
        -----------------------

1.    (a)    Patrick Planche.
      (b)    Business Address; Avenue Cardinal Mermillod 36, 1227 Carouge,
             Switzerland.
      (c)    Director and President of the Issuer.
      (d)    No.
      (e)    No.
      (f)    Switzerland.

2.    (a)    Francois Planche.
      (b)    Business Address: Avenue Cardinal Mermillod 36, 1227 Carouge,
             Switzerland.
      (c)    Director and Secretary of the Issuer.
      (d)    No.
      (e)    No.
      (f)    Switzerland.

3.    (a)    Holding Canales B.V., a corporation organized under the laws of
             Netherlands.
      (b)    Principal Business: Investment and management. Jose A. Canales la
             Rosa is the only Director and Executive Officer of Holding Canales
             B.V.
      (c)    Principal Office Address: Oostrikkerdijk 21 A, 5595 SC Leende, The
             Netherlands.
      (d)    No.
      (e)    No.

4.    (a)    Jose A. Canales la Rosa.
      (b)    Business Address:  Oostrikkerdijk 21 A, 5595 SC Leende, The
             Netherlands.
      (c)    Director of Holding Canales B.V., the principal business and address of which are set forth above under Item 2(3)(b) and (c).
      (d)    No.
      (e)    No.
      (f)    Peru and The Netherlands.

5.    (a)    Mexor B.V., a corporation organized under the laws of The
             Netherlands.
      (b)    Principal Business: Investment and Management.  Jose A. Canales is
             the only Director and Executive Officer of Mexor B.V.
      (c)    Principal Office Address: Spaarpot 5, 5667 KV Geldrop, The
             Netherlands.
      (d)    No.
      (e)    No.

6.    (a)    Orfedor S.A., a corporation organized under the laws of France.

      (b) Principal Business: Sales and Production of household products. Dikran Meguerditch Gabrache is the only Director and Executive Officer of Orfedor S.A.
      (c) Principal Office Address: 23 rue du Maillard, Senia 410, 9456 7 Rungis Cedex, France.
      (d)    No.
      (e)    No.

7.    (a)    Dikran Meguerditch Gabrache.
      (b)    Principal Address: 23 rue du Maillard, Senia 410, 9456 7
             Rungis Cedex, France.
      (c)    Director of the Orfedor S.A., the principal business and address of which are set forth above under Item 2(6)(b) and (c).
      (d)    No.
      (e)    No.
      (f)    Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        On August 13, 1998 the Company acquired 100% of the outstanding shares of Lumitech, S.A., a Swiss corporation, from Patrick Planche, Francois Planche and Holding Canales B.V. (the "Acquisition"). In return Patrick Planche, Francois Planche and Holding Canales B.V. were issued shares of the Company's Common Stock which aggregates amount represented approximately 80% of the issued and outstanding voting shares of the Common Stock. Holding Canales B.V. is 51% owned by Jose A. Canales la Rosa and 49% owned by Mexor B.V. which is a wholly-owned subsidiary of Orfedor S.A. whose stock is 90% owned by Dikran Meguerditch Gabranche.

Item 4.  Purpose of Transaction.
         ----------------------

         The purpose of the Acquisition was to effectuate a change in control of the Company to the stockholders of Lumitech, S.A.

         Patrick Planche and Francois Planche are planning to sell in the near future up to an aggregate amount of 300,000 shares of the Company's Common Stock they currently own at a price of $0.375 per share, the proceeds from which they intend to use for their own personal expenses.

         Except as described above, none of the reporting persons have any present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Company, or the sale of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

       (e) any material change in the present capitalization or dividend policy of the Company;

       (f) any other material change in the Company's business or corporate structure;

       (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

       (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

       (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (j)    any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

       (a) Patrick Planche is the record holder of 8,000,000 shares of Common Stock, representing approximately 32% of the number of shares of Common Stock currently outstanding. Francois Planche is the record holder of 8,000,000 shares of Common Stock, representing approximately 32% of the number of shares of Common Stock currently outstanding. Holding Canales B.V. is the record holder of 4,000,000 shares of Common Stock, representing approximately 16% of the number of shares of Common Stock currently outstanding. Jose A. Canales la Rosa, as a 51% stockholder of Holding Canales B.V., is an indirect beneficial owner of 2,040,000 shares of Common Stock, representing approximately 8.2% of the number of shares of Common Stock currently outstanding. Mexor B.V., as a 49% stockholder of Holding Canales B.V., is an indirect beneficial owner of 1,960,000 shares of Common Stock, representing approximately 7.8% of the number of shares of Common Stock currently outstanding. Orfedor S.A., as 100% stockholder of Mexor B.V., is an indirect beneficial owner of 1,960,000 shares of Common Stock, representing approximately 7.8% of the number of shares of Common Stock currently outstanding. Dikran Meguerditch Gabrache, as 90% stockholder of Orfedor S.A., is an indirect beneficial owner of 1,764,000 shares of Common Stock, representing approximately 7.1% of the number of shares of Common Stock currently outstanding.

      (b) Patrick Planche has sole voting and dispositive power with respect to the 8,000,000 shares of Common Stock of the Issuer that he holds. Francois Planche has sole voting and dispositive power with respect to the 8,000,000 shares of Common Stock of the Issuer that he holds. Jose A. Canales la Rosa, Mexor B.V., Orfedor S.A. and Dikran Meguerditch Gabrache have shared voting and dispositive power with respect to the 4,000,000 shares held by Holding Canales B.V.

      (c) Except for the acquisitions of the Securities reported above, none of the reporting persons have effected any transactions in the Common Stock during the past 60 days nor since the time of the Acquisition.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

      None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         The following documents are filed as exhibits to this statement:

         Exhibit A    Merger Agreement dated as of August 12, 1998, by and among
         ---------    the Company, Lumitech, S.A. and Patrick Planche, for the
                      Company to acquire 100% of the issued and outstanding shares of the common stock of Lumitech, S.A. (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein)

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        April 22, 1999                    /s/
---------------------------          ---------------------------------
                (Date)                    Patrick Planche

        April 22, 1999                    /s/
---------------------------          ---------------------------------
                (Date)                    Francois Planche

        April 22, 1999               HOLDING CANALES B.V.
---------------------------
                (Date)
                                     By:  /s/
                                        ------------------------------
                                          Jose A. Canales la Rosa,
                                          Director

        April 22, 1999                    /s/
---------------------------          ---------------------------------
                (Date)                    Jose A. Canales la Rosa

        April 22, 1999               MEXOR B.V.
---------------------------
                (Date)
                                     By:  /s/
                                        ------------------------------
                                          Jose A. Canales la Rosa,
                                          Director

        April 22, 1999               ORFEDOR S.A.
---------------------------
                (Date)
                                     By:  /s/
                                        ------------------------------
                                          Dikran Meguerditch Gabrache,
                                          Director

        April 22, 1999                    /s/
---------------------------          ---------------------------------
                (Date)                    Dikran Meguerditch Gabrache